EXHIBIT 99.54
Mineral Park Achieves Target Rate under Silver Wheaton
Agreement

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia – April 5, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) is pleased to announce that its wholly owned subsidiary Mineral Park Inc. has met the requirements of its completion guarantee under the terms of the Silver Wheaton silver agreement following 30 consecutive days of mill operation at an average of 35,000 tons per day.  Mineral Park operated over the past 30 days at an average 35,238 tons per day, including operating during the last 4 days at an average of 40,840 tons per day.  Mill availability for March was 98% versus year to date availability of 95%. Mill availability is calculated using all down time, both scheduled and unscheduled.

The Silver Wheaton transaction closed in March of 2008.  As part of that contract Mineral Park was required to demonstrate mill operations by producing an average of 35,000 tons per day for 30 consecutive days.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.